FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2011

Commission File No. 000-32981

QWICK MEDIA INC. (formerly Tuscany Minerals Ltd.)
(Translation of registrant's name into English)

780 - 333 Seymour Street, Vancouver, British Columbia, V6B 5A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -_________

51-102F3
MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

  Qwick Media Inc. (the “Company”)
  780 - 333 Seymour Street
  Vancouver, BC  V6B 5A6

Item 2       Date of Material Change

   February 4, 2011

Item 3        News Release

   The news release was disseminated on February 4, 2011 through Market News and Stockwatch.

Item 4        Summary of Material Change

The Company announced that it filed a Form 20-F with the United States Securities and Exchange Commission following the completion of the acquisition of all of the issued and outstanding shares of Qeyos Ad Systems Inc. (“Qeyos”) as of January 28, 2011.  Concurrent with the closing of the share exchange, whereby the Company ceased to be a shell company, the Company closed a private placement consisting of the issuance of 10,000,000 common shares at $0.20 per share for gross proceeds of $2,000,000.  The Company intends to use the net proceeds of the private placement to further the advancement of the production and marketing of Qeyos technology.  Concurrent with the closing of the share exchange and the private placement, the Company also closed a debt settlement agreement with R.J. Tocher Holdings Ltd. (“Tocher”), whereby 637,140 common shares were issued to Tocher to settle an outstanding amount equal to US$127,428.

Item 5         Full Description of Material Change

5.1               Full Description of Material Change

 See attached News Release.

5.2               Disclosure for Restructuring Transactions

     N/A

Item 6          Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

     N/A

Item 7          Omitted Information

     None

Item 8          Executive Officer

     Greg G. Dureault, Vie President and General Counsel at 778.370.1723

Item 9          Date of Report

     February 4, 2011

News Release

Qwick Announces Filing of Form 20-F for Ceasing to be a Shell Company

Vancouver, BC, February 4, 2011 – Qwick Media Inc. (the “Company”) (OTCBB: TUSMF), announces that on February 3, 2011 it filed a Form 20-F with the United States Securities and Exchange Commission following the completion of the acquisition of all of the issued and outstanding shares of Qeyos Ad Systems Inc. (“Qeyos”) as of January 28, 2011.  Concurrent with the closing of the share exchange, whereby the Company ceased to be a shell company, the Company closed a private placement consisting of the issuance of 10,000,000 common shares at $0.20 per share for gross proceeds of $2,000,000.  The Company intends to use the net proceeds of the private placement to further the advancement of the production and marketing of Qeyos technology.  Concurrent with the closing of the share exchange and the private placement, the Company also closed a debt settlement agreement with R.J. Tocher Holdings Ltd. (“Tocher”), whereby 637,140 common shares were issued to Tocher to settle an outstanding amount equal to US$127,428.

FURTHER INFORMATION:
Greg G. Dureault
Vice President and General Counsel
Qwick Media Inc.
778.370.1723

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QWICK MEDIA INC.

/s/ Kevin Kortje
Kevin Kortje
Chief Financial Officer

Date:  February 4, 2011